Exhibit (a)(1)(K)
From:
Xponential, Inc.
6400 Atlantic Boulevard, Suite 190
Norcross, Georgia 30071
Company Contact: Dwayne Moyers,
817-731-9559
For Immediate Release
XPONENTIAL, INC. ANNOUNCES FINAL RESULTS OF
OFFERING FOR 3,000,000 SHARES OF COMMON
STOCK OF INTEGRITY MUTUAL FUNDS, INC.
     Norcross, Georgia: Xponential, Inc. (OTCBB:XPOI.OB) (“Xponential”) today announced the final results of Xponential’s cash tender offer to purchase up to 3,000,000 Shares of common stock of Integrity Mutual Funds, Inc. (OTCBB:IMFD.OB) (the “Shares”). The offering period expired, as scheduled, at 5:00 p.m., Eastern Time, on May 23, 2006.
     Based on information provided by Continental Stock Transfer & Trust Company, the depositary for the offer, an aggregate of approximately 1,311,012 Shares, representing approximately 9.67% of the outstanding shares of common stock, were validly tendered prior to the expiration of the offering period. All such Shares validly tendered have been accepted for purchase in accordance with the terms of the offer.
     Prior to the commencement of the offering, Xponential beneficially owned 140,000 shares, or 1.033% of the outstanding common stock of Integrity Mutual Funds, Inc. As of the date hereof, Xponential beneficially owns approximately 1,451,012 shares, or 10.7% of the outstanding common stock of Integrity. In addition, Dr. J. Robert Collins, a director of Xponential, beneficially owns 1,000 shares, or 0.007%; and Dwayne A. Moyers, a director of Xponential, beneficially owns 47,500 shares, or 0.35% of the outstanding common stock of Integrity, which shares were acquired prior to the offering.